UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

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FIRST INTERSTATE BANCSYSTEM, INC.
(Name of Issuer)

Class A Common Stock and Class B Common Stock
(Title of Class of Securities)

Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300
(CUSIP Number)

James R. Scott
c/o First Interstate BancSystem, Inc.
401 North 31st Street
Billings, Montana 59116
(406) 255-5390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2019
(Date of Event Which Requires Filing of This Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 17 Pages)

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 2 of 15 Pages

1.	Names of Reporting Persons Risa K. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,217,725 (of which 4,217,640 are shares of Class B Common Stock and 85 are shares of Class A Common Stock)
	8.	Shared Voting Power 85,836 (all of which are shares of Class B Common Stock)
	9.	Sole Dispositive Power 4,217,725 (of which 4,217,640 are shares of Class B Common Stock and 85 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 85,836 (all of which are shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,303,561 (of which 4,303,476 are shares of Class B Common Stock and 85 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1% Class A Common Stock; 19.4% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 3 of 15 Pages

1.	Names of Reporting Persons N Bar 5, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,795,676 (all of which are shares of Class B Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,795,676 (all of which are shares of Class B Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,795,676 (all of which are shares of Class B Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% Class A Common Stock; 17.1% Class B Common Stock
14.	Type of Reporting Person (See Instructions) PN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 4 of 15 Pages

1.	Names of Reporting Persons James R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,278,908 (of which 4,240,440 are shares of Class B Common Stock and 38,468 are shares of Class A Common Stock)
	8.	Shared Voting Power 395,075 (of which 364,977 are shares of Class B Common Stock and 30,098 are shares of Class A Common Stock)
	9.	Sole Dispositive Power 4,278,908 (of which 4,240,440 are shares of Class B Common Stock and 38,468 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 395,075 (of which 364,977 are shares of Class B Common Stock and 30,098 are shares of Class A Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,673,983 (of which 4,605,417 are shares of Class B Common Stock and 68,566 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% Class A Common Stock; 20.7% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 5 of 15 Pages

1.	Names of Reporting Persons John M. Heyneman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,246,544 (of which 1,240,713 are shares of Class B Common Stock and 5,831 are shares of Class A Common Stock)
	8.	Shared Voting Power 343,344 (all of which are shares of Class B Common Stock)
	9.	Sole Dispositive Power 1,246,544 (of which 1,240,713 are shares of Class B Common Stock and 5,831 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 343,344 (all of which are shares of Class B Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,589,888 (of which 1,584,057 are shares of Class B Common Stock and 5,831 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6% Class A Common Stock; 7.1% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 6 of 15 Pages

1.	Names of Reporting Persons Thomas W. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,230,693 (of which 2,230,488 are shares of Class B Common Stock and 205 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,230,693 (of which 2,230,488 are shares of Class B Common Stock and 205 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,230,693 (of which 2,230,488 are shares of Class B Common Stock and 205 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% Class A Common Stock; 10.0% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 7 of 15 Pages

1.	Names of Reporting Persons Homer A. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,210,848 (of which 2,172,241 are shares of Class B Common Stock and 38,607 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,193 (all of which are shares of Class A Common Stock)
	10.	Shared Dispositive Power 2,184,655 (of which 2,172,241 are shares of Class B Common Stock and 12,414 are shares of Class A Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,210,848 (of which 2,172,241 are shares of Class B Common Stock and 38,607 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% Class A Common Stock; 9.8% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 8 of 15 Pages

1.	Names of Reporting Persons Susan S. Heyneman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 851,570 (of which 849,805 are shares of Class B Common Stock and 1,765 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 851,570 (of which 849,805 are shares of Class B Common Stock and 1,765 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,570 (of which 849,805 are shares of Class B Common Stock and 1,765 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% Class A Common Stock; 3.8% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 9 of 15 Pages

ITEM 1.	SECURITY AND ISSUER
This filing relates to shares of the Class A common stock, no par value per share ("Class A Stock"), and the Class B common stock, no par value per share (the “Class B Stock” and, together with the Class A Stock, the "Common Stock"), of First Interstate BancSystem, Inc., a Montana corporation (the “Issuer”), which has its principal executive offices at 401 North 31st Street, Billings, Montana 59116. The Class A Stock is listed on the NASDAQ stock market under the symbol “FIBK.” The Class B Stock, which is not listed on any market or exchange, is convertible at any time into Class A Stock on a share for share basis at the discretion of the holder. The conversion feature of the Class B Stock does not expire. Each share of Class A Stock is entitled to one vote per share. Each share of Class B Stock is entitled to five votes per share.
The Issuer had 43,034,082 shares of Class A Stock and 22,195,679 shares of Class B Stock outstanding as of September 30, 2019. All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date.
All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND
(a) – (c) This schedule is being filed by each of Risa K. Scott, N Bar 5, Limited Partnership (“N Bar 5”), James R. Scott, John M. Heyneman, Jr., Thomas W. Scott, Homer A. Scott, Jr., and Susan S. Heyneman (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Ms. Risa K. Scott is the sister of the late Mr. Randall I. Scott, who served as a director of the Issuer from 1993 to 2002 and from 2003 to 2011 and from 2012 to 2019. Ms. Scott became managing general partner of N Bar 5 following Mr. Scott's passing in November 2019. N Bar 5 is a Delaware limited partnership engaged in the business of managing investments. The business address for each of Ms. Scott and N Bar 5 is P.O. Box 7113, Billings, Montana 59103.
Mr. James R. Scott has been a director of the Issuer since 1971, the Vice Chairman of the Issuer’s board of directors from 1990 through 2012 and the Executive Vice Chairman of the Issuer’s board of directors from 2013 through 2015. On January 21, 2016, Mr. Scott assumed the role of Chairman of the Issuer’s board of directors. Mr. Scott is also Managing Partner of J.S. Investments Limited Partnership ("J.S. Investments") and a board member of Foundation for Community Vitality. The business address for Mr. Scott is P.O. Box 7113, Billings, Montana 59103.
Mr. John M. Heyneman, Jr. was a director of the Issuer from 2010 through 2015 and re-elected in May 2018. Mr. Heyneman is currently the Executive Director for the Plank Stewardship Initiative, a non-profit organization providing technical solutions to ranchers in the Northern Great Plains. Mr. Heyneman was previously Project Manager of Partnership for Wyoming’s Future from 2009 through 2012. Mr. Heyneman is Chairman of the Padlock Ranch Corporation, and Managing General Partner of Towanda Investments Limited Partnership (“Towanda”), a Delaware limited partnership engaged in the business of managing investments. The business address for Mr. Heyneman is 4100 Big Horn Avenue, Sheridan, Wyoming 82801.
Mr. Thomas W. Scott was a director of the Issuer from 1971 through 2015, serving as Chairman of the Issuer’s board of directors from 2004 through 2015. Mr. Scott retired from the Company’s board of directors effective January 21, 2016. Mr. Scott’s business address is P.O. Box 190, Dayton, Wyoming 82836.
Mr. Homer A. Scott, Jr. is a retired director of the Issuer. Mr. Scott’s business address is P.O. Box 2007, Sheridan, Wyoming 82801.
Ms. Susan S. Heyneman is a retired director of the Issuer. Ms. Heyneman's business address is P.O. Box 7113, Billings, Montana, 59103.
(d) – (e) During the last five years, none of the foregoing Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 10 of 15 Pages

(f) Each of the foregoing Reporting Persons and other natural persons for whom information has been provided is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
This filing does not reflect any purchase of securities by the Reporting Persons. Rather, this filing is being made due to the combination of the Reporting Persons, including Ms.Risa K. Scott as a new Reporting Person following the passing of the late Mr. Randall I. Scott, for the purpose of acting together as a group as set forth below in Item 4.

ITEM 4.	PURPOSE OF TRANSACTION
Each Reporting Person, as either one of the descendants of Homer Scott, Sr., the founder of the Issuer, or an affiliate thereof, has been a long-time beneficial owner of shares of Common Stock. The shares of capital stock held by each of the Reporting Persons have been held without any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer, other than the Shareholder Agreement (as defined below), including predecessor versions thereof, which contains certain customary transfer restrictions and provides the parties thereto a right of first refusal, except for certain permitted transfers.
The Issuer completed an initial public offering of Class A Common Stock and related listing of such stock on The NASDAQ Stock Market LLC in March 2010. The Reporting Persons, which own collectively and in the aggregate more than 50% of the outstanding voting securities of the Issuer, reached an oral agreement as a group for the purpose of influencing control over the Issuer solely to the extent necessary to ensure the Issuer will qualify as a “controlled company” under applicable NASDAQ Marketplace Rules. Under such rules, NASDAQ listed issuers that qualify as controlled companies may avail themselves of certain corporate governance exemptions involving board and committee independent director requirements. Except for the foregoing and the Shareholder Agreement, the Reporting Persons do not have any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence control over the Issuer.
Other than in connection with the contracts, arrangements, understandings or relationships with respect to securities of the Issuer described in Item 6 below, including the Scott Family Shareholders’ Agreement among Scott family members dated October 29, 2010 (the “Shareholder Agreement”), there are no other plans or proposals that would result in the acquisition of additional securities or disposition of additional securities of the Issuer.
Except as described above in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine in their sole discretion.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 11 of 15 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) – (b) The group composed of the Reporting Persons included in this filing beneficially owns an aggregate of 15,517,199 shares of Common Stock (of which 15,402,140 are shares of Class B Stock and 115,059 are shares of Class A Stock), representing approximately 26.6% of the Class A Stock and 69.4% of the Class B Stock. Such shares of Common Stock represent 50.1% of the voting power of the Common Stock. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.

•Risa K. Scott beneficially owns 4,303,561 shares of Common Stock (of which 4,303,476 are shares of Class B Stock and 2,250 are shares of Class A Stock), representing 9.1% of the Class A Stock and 19.4% of the Class B Stock. This amount includes 3,795,676 shares of Class B Stock held by N Bar 5, over which Ms. Scott has sole voting and dispositive power as its managing general partner. Ms. Scott disclaims beneficial ownership of the shares owned by N Bar 5 except to the extent of her pecuniary interest therein. The shares of Class B Stock held by N Bar 5 represent 8.1% of the Class A Stock and 17.1% of the Class B Stock. Ms. Scott has sole voting and dispositive power over an additional 285,601 shares of Class B Stock held by a trust for which Ms. Scott serves as trustee and is a beneficiary. Ms. Scott has shared voting and dispositive power over an additional 85,836 shares of Class B Stock held by a family trust, of which Ms. Scott is the co-trustee and beneficiary.

•James R. Scott beneficially owns 4,673,983 shares of Common Stock (of which 4,605,417 are shares of Class B Stock and 68,566 are shares of Class A Stock), representing 9.8% of the Class A Stock and 20.7% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 4,278,908 shares of Common Stock (of which 4,240,440 are shares of Class B Stock and 38,468 are shares of Class A Stock), which includes 2,266,402 shares of Class B Stock held as co-trustee of the James R. Scott Revocable Trust, 1,901,036 shares of Class B Stock held by J.S. Investments, with respect to which Mr. Scott acts as the managing general partner, 73,002 shares of Class B Stock held as conservator for a custodial account, 17,764 shares of Class A Stock owned through Mr. Scott’s 401(k) plan account pursuant to the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc., 14, 473 shares of Class A Stock held through a brokerage account for the benefit of a trust with respect to which Mr. Scott is trustee and a beneficiary. Mr. Scott has shared voting and dispositive power over 395,075 shares of Common Stock (of which 364,977 are shares of Class B Stock and 30,098 are shares of Class A Stock), which includes 35,240 shares of Class B Stock held as president of a family charitable foundation, 7,096 shares of Class B Stock held as co-trustee of a trust of a family member, and 352,739 shares of Common Stock (of which 322,641 are shares of Class B Stock and 30,098 are shares of Class A Stock) held as a board member of Foundation for Community Vitality, a non-profit organization.

•John M. Heyneman, Jr. beneficially owns 1,589,888 shares of Common Stock (of which 1,584,057 are shares of Class B Stock and 5,831 are shares of Class A Stock), representing 3.6% of the Class A Stock and 7.1% of the Class B Stock. This amount includes 1,085,792 shares of Class B Stock held by Towanda, over which Mr. Heyneman has sole voting and dispositive power as its managing general partner . Mr. Heyneman disclaims beneficial ownership of the shares owned by Towanda except to the extent of his pecuniary interest therein. Mr. Heyneman has sole voting and dispositive power over an additional 160,752 shares of Common Stock (of which 154,921 are shares of Class B Stock and 5,831 are shares of Class A Stock), which includes 139,921 shares of Class B Stock held as trustee of the John M. Heyneman, Jr. Revocable Trust. Mr. Heyneman has shared voting and dispositive power over 343,344 shares of Class B Stock held by four separate trusts, of which Mr. Heyneman is the co-trustee of each trust. Mr. Heyneman disclaims beneficial ownership of all shares of Class B Stock held by such trusts, the beneficiaries of which are various family members.

•Thomas W. Scott beneficially owns 2,230,693 shares of Common Stock (of which 2,230,488 are shares of Class B Stock and 205 are shares of Class A Stock), representing 4.9% of the Class A Stock and 10.0% of the Class B Stock. Mr. Scott has sole voting and dispositive power over these shares. Included in the 2,230,693 shares of Common Stock beneficially owned by Mr. Scott are 222,528 shares of Class B Stock held by IXL, LLC, a limited liability company for which Mr. Scott acts as a managing partner. Mr. Scott disclaims beneficial ownership of the shares of Class B Stock held by IXL, LLC except to the extent of his pecuniary interest therein.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 12 of 15 Pages

•Homer A. Scott, Jr. beneficially owns 2,210,848 shares of Common Stock (of which 2,172,241 are Class B Stock and 38,607 are shares of Class A Stock), representing 4.9% of the Class A Stock and 9.8% of the Class B Stock. Mr. Scott has sole voting and shared dispositive power over all of the shares of Class B Stock, and 12,414 shares of Class A Stock, which are held by Mr. Scott as co-trustee of the Homer A. Scott Jr. Revocable Trust. Mr. Scott has sole voting and dispositive power over an additional 26,193 shares of Class A Stock owned through Mr. Scott’s individual retirement account.

•Susan S. Heyneman beneficially owns 851,570 shares of Common Stock (of which 849,805 are shares of Class B Stock and 1,765 are shares of Class A Stock), representing 1.9% of the Class A Stock and 3.8% of the Class B Stock. Ms. Heyneman has sole voting and dispositive power over all 851,570 shares of Common Stock, which are held by Ms. Heyneman as co-trustee of the Susan Heyneman 2008 Revocable Trust.

(c) The following transactions in shares of Common Stock of the Issuer during the 60 days preceding the date hereof were effected by persons identified in Item 2. Shares of Class B Stock transferred to persons other than “permitted transferees” under the Issuer’s Third Amended and Restated Articles of Incorporation are automatically converted into shares of Class A Stock upon transfer.

•Risa K. Scott disposed of 2,165 shares of Class A Stock in a gift transaction effected by her trust on December 30, 2019.
•James R. Scott converted 5,000 and 655 shares of Class B Stock held by his revocable trust into the same number of shares of Class A Stock on November 19, 2019 and December 4, 2019, respectively. James R. Scott disposed of 11,950 and 655 shares of Class A Stock in two gift transactions effected by his revocable trust on November 25, 2019 and December 4, 2019, respectively.
•Thomas W. Scott converted 15,500 shares of Class B Stock held by his trust into 15,500 shares of Class A Stock on November 11, 2019. Thomas W. Scott disposed of 16,395 shares of Class A Stock and 5,950 shares of Class B Stock in two gift transactions effected by his trust on November 19, 2019. Thomas W. Scott also disposed of an aggregate of 9,600 shares of Class A Stock in two equal gift transactions effected by his trust on November 21, 2019.
•Homer A. Scott, Jr. disposed of 234 shares of Class A Stock and 7,744 shares of Class B Stock in two gift transactions effected by his trust on November 15, 2019. Homer A. Scott, Jr. also sold in the open market 628 shares, 90 shares, and 11,782 shares of Class A Stock in three transactions effected by his trust on November 15, 2019, November 19, 2019, and November 27, 2019, respectively.
•Susan S. Heyneman disposed of 670 shares of Class A Stock in a gift transaction effected by her trust on December 12, 2019.

(d) The Reporting Persons know of no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities of the Issuer.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
As described in Item 4 above, the Reporting Persons have agreed orally to effect as a group influence or control over the Issuer. As referenced in Item 4 above, the Reporting Persons are parties to or subject to the contracts, arrangements, understandings, and relationships described in this Item 6.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 13 of 15 Pages

Currently, the Reporting Persons are parties to the Shareholder Agreement which contains certain customary transfer restrictions with respect to the Class B Stock and provides the parties thereto a right of first refusal, except for certain permitted transfers. The primary purpose of the Shareholder Agreement is to preserve opportunities within the extended Scott family to purchase shares of Class B Stock before they are converted and sold in the open market as shares of Class A Stock. The Shareholder Agreement is not applicable to shares of Class A Stock and, except as specifically set forth therein, does not provide for any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer. A copy of the Shareholder Agreement was previously filed with the Securities and Exchange Commission. The foregoing description of the Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference.
Additionally, certain of the Reporting Persons may have pledged their interests in the shares of Common Stock as collateral for loans from third-party financial institutions pursuant to various loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Title

99.1*	Amended and Restated Joint Filing Agreement

99.2*	Power of Attorney

99.3*	Power of Attorney of Ms. Susan S. Heyneman

99.4	Power of Attorney of Ms. Risa K. Scott

99.5*	Scott Family Shareholders’ Agreement dated October 29, 2010

*	Previously filed.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 14 of 15 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2020
Date

*
Risa K. Scott

N Bar 5, Limited Partnership

By:	*
Name:	Risa K. Scott
Title:	Managing General Partner

*
James R. Scott

*
John M. Heyneman, Jr.

*
Thomas W. Scott

*
Homer A. Scott, Jr.

*
Susan S. Heyneman

*By:	/s/ TIMOTHY LEUTHOLD
Timothy Leuthold, as attorney-in-fact

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 15 of 15 Pages

EXHIBIT INDEX

Exhibit No.	Title

99.1*	Amended and Restated Joint Filing Agreement

99.2*	Power of Attorney

99.3*	Power of Attorney of Ms. Susan S. Heyneman

99.4	Power of Attorney of Ms. Risa K. Scott

99.5*	Scott Family Shareholders’ Agreement dated October 29, 2010

*	Previously filed.